UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended February 2025

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of January 28, 2025 entitled, “Lichen China Limited to Integrate DeepSeek Optimization into Its Financial and Taxation AI Model.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Lichen China Limited to Integrate DeepSeek Optimization into Its Financial and Taxation AI Model, dated January 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: February 3, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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